UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Fourth Quarter of 2025

The preliminary financial performance figures for Woori Financial Group Inc. (“Woori Financial Group”) for the year and quarter ended December 31, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		4Q 2025	3Q 2025	% Change Increase (Decrease)	4Q 2024	% Change Increase (Decrease)
Revenue*	Specified Quarter	10,504,639	8,000,926	31.29	15,502,583	(32.24)
	Cumulative Basis	41,734,247	—	—	46,680,933	(10.60)
Operating Income	Specified Quarter	724,904	988,030	(26.63)	674,160	7.53
	Cumulative Basis	3,690,648	—	—	4,255,190	(13.27)
Income before Income Tax Expense	Specified Quarter	535,469	1,529,054	(64.98)	631,278	(15.18)
	Cumulative Basis	4,115,603	—	—	4,222,847	(2.54)
Net Income	Specified Quarter	358,624	1,291,504	(72.23)	454,071	(21.02)
	Cumulative Basis	3,244,427	—	—	3,171,469	2.30
Profit to the Equity Holders of the Parent Entity	Specified Quarter	345,329	1,243,918	(72.24)	426,128	(18.96)
	Cumulative Basis	3,141,266	—	—	3,085,995	1.79

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*

Represents the sum of interest income, fee and commission income, dividend income, insurance income, other insurance finance income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Fourth Quarter of 2025

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the year and quarter ended December 31, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		4Q 2025	3Q 2025	% Change Increase (Decrease)	4Q 2024	% Change Decrease
Revenue*	Specified Quarter	7,297,279	5,062,405	44.15	14,205,705	(48.63)
	Cumulative Basis	33,077,179	—	—	41,881,143	(21.02)
Operating Income	Specified Quarter	666,415	953,514	(30.11)	743,376	(10.35)
	Cumulative Basis	3,536,582	—	—	4,069,308	(13.09)
Income before Income Tax Expense	Specified Quarter	484,787	949,823	(48.96)	694,031	(30.15)
	Cumulative Basis	3,384,626	—	—	4,008,987	(15.57)
Net Income	Specified Quarter	311,074	736,024	(57.74)	516,295	(39.75)
	Cumulative Basis	2,599,018	—	—	3,046,936	(14.70)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	313,269	735,604	(57.41)	515,011	(39.17)
	Cumulative Basis	2,606,566	—	—	3,039,372	(14.24)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President